

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2017

Michael T. Redman
Chief Executive Officer
Advanced Environmental Petroleum Producers Inc.
14405 Walters Road, Suite 780
Houston, Texas 77014

> **Re: Advanced Environmental Petroleum Producers Inc.**
> **Registration Statement on Form S-1**
> **Filed August 29, 2017**
> **File No. 333-220211**

Dear Mr. Redman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1.   Please note that an at-the-market resale offering under Rule 415 is not available for registrants that are quoted on the OTC Pink Sheets. Please revise to provide a fixed price for your resale offering until you are quoted by the OTC Bulletin Board, the OTCQX or OTCQB or are listed on an exchange.

Principal Stockholders, page 61

2.   Given the nature and the size of the offering relative to the number of non-affiliate shares outstanding, please provide us an analysis explaining your basis for determining that the offering is eligible to be made pursuant to Rule 415(a)(1)(i). In responding, please

consider the guidance provided in Compliance and Disclosure Interpretations, Securities Act Rules, Question 612.09.

Item 16. Exhibits
Exhibit 5.1, page II-4

3.   Please re-file the legality opinion to include counsel's conformed EDGAR signature.

Signatures, page II-6

4.   Please include the signature of your principal accounting officer or controller. See Instruction 1 to Signatures in Form S-1.

General

5.   As you know, the staff is reviewing your Current Report on Form 8-K filed on August 9, 2017 and have issued comments in connection with that review. Please confirm that you will amend this registration statement, as appropriate, to reflect your responses to the staff´s comments on the Form 8-K. In addition, please note that we will not be in a position to declare this registration statement effective until you have resolved all comments raised on the Form 8-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ada Sarmento at 202-551-3798 or Irene Paik at 202-551-6553 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Thomas C. Pritchard, Esq.